UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-35644

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Bellatrix Exploration Ltd.

(Translation of registrant's name into English)

1920, 800 5th Avenue SW

Calgary, Alberta  T2P 3T6

Canada

 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: August 9, 2016	By:	/s/ Charles R. Kraus
	Name:	Charles R. Kraus
	Title:	Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	News Release Dated August 9, 2016 - News Release dated August 9, 2016 – Bellatrix Announces Closing of $80 million Bought Deal Financing
99.2	News Release dated August 9, 2016 - Bellatrix announces closing of the sale of a 35% interest in the Bellatrix Alder Flats plant
99.3	Subscription Receipt Agreement dated August 9, 2016
99.4	Debenture Indenture dated August 9, 2016